ActiveCare, Inc.
5095 West 2100 South
West Valley City, UT 84120
801-974-9474

April 7, 2011

VIA EDGAR
U. S. Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

ATTN:                      Larry Spirgel, Assistant Director
Kyle Moffatt, Accountant Branch Chief
Inessa Kessman, Staff Accountant
John R. Zitko, Staff Attorney
Paul Fischer, Attorney Advisor

Re:	ActiveCare, Inc. Form 10-K for the Year ended September 30, 2010 Filed November 30, 2010 File No. 000-53570

Dear Mr. Spirgel:

      We have reviewed the March 28, 2011 letter from the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “SEC” or the “Commission”) concerning the Annual Report on Form 10-K for the year ended September 30, 2010 (the “Form 10-K”) of ActiveCare, Inc. (“ActiveCare” or the “Company”) filed with the SEC on November 30, 2010.  The letter was received by the Company on Monday, April 4, 2011.

For your convenience, we have set forth below the text of each of the Staff’s comments set forth in its comment letter dated March 28, 2011, followed by our response.

Form 10-K for the Year Ended September 30, 2010

Part III

Director Compensation, page 26

1.
We reissue comment two from our letter dated March 1, 2011.  Please revise to disclose the aggregate grant date fair value of stock awards and option awards as computed in accordance with FASB Accounting Standards Codification Topic 718.

Response:

The disclosure for director compensation contained in Part III, Item 10 on page 26 has been corrected and revised and will be included in an amendment to the Form 10-K.  For your convenience, the revised disclosure (changes marked) reads as follows:

Director Compensation

Each of our independent (non-employee) directors is ~~are~~ paid a director’s fee of $30,000 per year.  In addition, in June 2009, each outside director received a common stock purchase warrant for the purchase of up to 125,000 shares of our common stock at a price of $1.25 per share, exercisable for five years from the date of grant.

The table below summarizes the compensation we paid to our outside directors for their services as directors for the fiscal year ended September 30, 2010.

Name (a)	Fees Earned or Paid in Cash ($) (b)	Stock Awards ($) (c)		Option Awards ($) (d)		Non-Equity Incentive Plan Compensation ($) (e)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (f)	All Other Compensation ($) (g)	Total ($) (h)
James J. Dalton (1)	--	--		--		--	--	--	--
James G. Carter	$30,000	--		$116,064	(2)	--	--	--	$146,064
William K. Martin	$30,000	--		$116,064	(2)	--	--	--	$146,064
Robert J. Welgos	$80,000	$119,000	(3)	$116,064	(2)	--	--	--	$315,064
Jack Johnson	$30,000	--		$116,064	(2)	--	--	--	$146,064

(1)
Mr. Dalton is Chairman of the board of directors.  He also serves as our Chief Executive Officer.  Mr. Dalton received restricted shares of our common stock in lieu of cash compensation and warrants to purchase 13,000,000 shares of our common stock for services provided as our Chief Executive Officer. Mr. Dalton did not receive additional compensation for his service on the board of directors. His compensation is disclosed in the Summary Compensation Table on page 27 below.

(2)
~~These are non-cash compensation expense based on option grants.  The calculation of the value of these grants is based on the Black-Scholes option pricing model.~~ These amounts represent non-cash compensation expense based on the fair value of option grants calculated using the Black-Scholes option-pricing model and having an aggregate grant date fair value of $557,918, using the following assumptions: exercise price of $1.25; risk-free interest rate of 2.71%; expected life of five years; expected dividend of 0%; and a volatility factor of 141%. The options vest in accordance with certain performance goals; if such goals are not met, no compensation cost is recognized and any recognized compensation cost is reversed. We recognized $93,662 of compensation expense related to the option awards in 2009, with the remaining value of $464,256 recognized in 2010.  See discussion in the notes to the financial statements included in this report.

(3)
Mr. Welgos serves as the chair of our audit committee.  In his capacity as a director Mr. Welgos assisted us in 2010 by providing training to representatives to the insurance industry regarding our services and products.  The amount indicated in column (c) represents non-cash compensation expense based on the market value of common stock with an aggregated grant date fair value of $119,000.

Item 11. Executive Compensation, page 27

2.
We reissue comment three from our letter dated March 1, 2011.  Please revise to disclose the aggregate grant date fair value of stock awards and option awards as computed in accordance with FASB Accounting Standards Codification Topic 718.

Response:

The disclosure for executive compensation contained in Part III, Item 11 on page 27 has been corrected and revised and will be included in an amendment to the Form 10-K.  For your convenience, the revised disclosure (changes marked) reads as follows:

Summary Compensation Table

The following table sets forth certain information with respect to compensation for the year ended September 30, 2010 earned by, awarded or paid to our Named Executive Officers.

Name and principal position	Year	Salary ($)	Bonus ($)	Stock awards ($)	Option awards ($)	Non-equity incentive plan compensation ($)	Nonqualified deferred compensation earnings ($)	All other compensation ($)(1)	Total ($)
(a)	(b)	(c)	(d)	(e)(3)	(f)(4)	(g)	(h)	(i)	(j)
James J. Dalton,(2) Principal Executive Officer	2010	$50,000	$0	$540,000	$2,323,464	$0	$0	$23,933	$2,937,397
	2009	$0	$0	$190,000	$571,540	$0	$0	$ 6,717	$768,257
	2008	$0	$0	$120,000	$0	$0	$0	$ 5,106	$125,106
Michael G. Acton, Principal Financial Officer	2010	$60,000	$300	$326,268	$0	$0	$0	$20,744	$407,312
	2009	$72,309	$0	$0	$0	$0	$0	$ 4,944	$77,253
	2008	$25,000	$0	$0	$0	$0	$0	$ 2,784	$27,784

(1)
Column (i) includes long-term care insurance and other personal benefits. The amounts included in that column, representing premiums paid by us for the applicable insurance policies, include the following:

	Term Life	Health	Dental	Vision
Name	Insurance	Insurance	Insurance	Insurance
James J. Dalton	$ 103	$22,951	$ 627	$252
Michael G. Acton	$1,163	$18,312	$1,017	$252

(2)	All amounts paid under the management agreement described above. All amounts except those reported in column (c) and column (i) are non-cash amounts and represent stock or option grants.
(3)

~~These are non-cash compensation expense based on stock and option grants.  The calculation of the value of these grants is based on the Black-Scholes option pricing model.~~ Amounts in this column represent non-cash compensation expense of stock grants based on the market value of the stock on the grant date.  The aggregate grant date fair value of stock awards to Mr. Dalton in the three-year period was $850,000.  The aggregate grant date fair value of stock awards issued to Mr. Acton during the period was $501,250. $222,750 of the stock awards granted to Mr. Acton was in the form of restricted stock grants that vest pursuant to certain performance conditions. We recognized $48,128 of expense associated with the restricted stock grants and $278,500 of expense associated with the other stock grants.

(4)

Amounts in this column represent non-cash compensation expense based on the fair value of options granted, calculated using the Black-Scholes option-pricing model with an aggregate grant date fair value of $2,895,004 using the following assumptions:  exercise price of $0.25; risk-free interest rate of 2.02%; expected life of five years; expected dividend of 0%; and a volatility factor of 141%.  The options vest in accordance with certain performance goals; if such performance goals are not met, no compensation cost is recognized and any recognized compensation cost is reversed.  The Company recognized $571,540 of expense in 2009 and the remainder of the expense in 2010 when the Board of Directors approved the accelerated vesting of the options.  See discussion in the notes to the financial statements included in this report.

Conclusion

We acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings made by the Company;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings made by the Company;

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in this matter.

Very truly yours,
ActiveCare, Inc.

Michael G. Acton
Chief Financial Officer